Exhibit 99.2

URANIUM ROYALTY CORP.

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matter submitted to the special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Uranium Royalty Corp. (the “Company”) held on July 20, 2026, which is described in the management information circular of the Company (the “Circular”) dated June 19, 2026.

The matter voted upon at the Meeting and the results of the voting were as follows:

Approval of the Arrangement Resolution

The special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement under the Canada Business Corporations Act (the “CBCA”) involving, among others, the Company, certain affiliated entities of Orion Resource Partners (USA) LP and HRG Metals LP (collectively, the “Sweetwater Investors”) and the Shareholders, in accordance with the terms of the arrangement agreement dated April 16, 2026, among the Company and the Sweetwater Investors, was voted on. The full text of the Arrangement Resolution is set forth in Appendix “B” to the Circular. The Arrangement Resolution required approval of (i) at least two-thirds of the votes cast by Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present or represented by proxy and entitled to vote at the Meeting, excluding the votes of certain related parties as required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

The results of the proxies and ballots received on this matter were as follows:

	Votes For	Votes Against	% of Votes For (rounded)	% of Votes Against (rounded)
All Shareholders	58,914,050	339,622	99.43%	0.57%
All Shareholders except those required to be excluded under MI 61-101	38,022,286	339,621	99.11%	0.89%

Dated this 20th day of July, 2026.

URANIUM ROYALTY CORP.

Per:	“Andrew Marshall”
Andrew Marshall
CFO & Corporate Secretary